Filed by Mercantile Bankshares Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company:  James Monroe Bancorp, Inc.

Commission File Number:  000-32641

Date:  April 25, 2006

This filing relates to a proposed merger between Mercantile Bankshares Corporation ("Mercantile") and James Monroe Bancorp, Inc. ("James Monroe") pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2006.

The following is a transcript of a conference call held by Mercantile.  The transcript is also posted on Mercantile's internet website, www.mercantile.com and made available through telephone replay.  During the course of this conference call, we may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Our actual financial results and specific events and transactions could differ materially from those described during the call, due to numerous factors, which include, but are not limited to:  the receipt and timing of regulatory approvals for the transaction; the possibility that this transaction will not close; the possibility that James Monroe stockholders may fail to approve the transaction; the individual risks facing each business; the possibility that integration following closing will prove more difficult than expected; and the risks to the economy and our respective businesses of possible social, political conditions such as war, political unrest or terrorism or natural disasters.

More information about potential factors which could affect business and financial results is discussed in Mercantile’s reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, filed with the Securities and Exchange Commission, and available on the SEC’s internet site at www.sec.gov.

Mercantile intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the merger with James Monroe.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decisions with respect to the merger, as these materials will contain important information.  A definitive proxy statement/prospectus will be sent to James Monroe stockholders seeking their approval of the merger and the other transactions contemplated thereby.  When available, these documents may be obtained free of charge at the SEC and Mercantile internet sites as previously noted, or by contacting the Investor Relations department of Mercantile.

Other information regarding the participants in the proxy solicitation and the description of their direct or indirect interests via security holdings or otherwise will be contained in the proxy statement/prospectus and other relevant materials filed with SEC.

Conference Call Transcript

MRBK – Q1 2006 Mercantile Bankshares Earnings Conference Call

Event Date/Time: Apr. 25, 2006 / 10:00 AM ET

CORPORATE PARTICIPANTS

 Dave Borowy

 Mercantile Bankshares - Dir. IR

 Ned Kelly

 Mercantile Bankshares - Chairman, President, CEO

 Terry Troupe

 Mercantile Bankshares – EVP and CFO

CONFERENCE CALL PARTICIPANTS

 Steven Alexopolous

 Sandler O’Neill - Analyst

 Christopher Marinac

 FIG Partners - Analyst

 Gerard Cassidy

 RBC Capital Markets - Analyst

 Gary Townsend

 FBR - Analyst

 Andrea Jao

 Lehman Brothers - Analyst

 Todd Hagerman

 Fox-Pitt Kelton - Analyst

 Robert Rutschow

 Prudential - Analyst

 Heather Wolf

 Merrill Lynch - Analyst

 Jennifer Demba

 SunTrust - Analyst

 PRESENTATION

Operator

Good morning and welcome to today’s Mercantile Bankshares Corp. first-quarter 2006 earnings conference call. At this time all parties have been placed on a listen-only mode and the floor will be open for questions and comments following the presentation. (OPERATOR INSTRUCTIONS). It is now my pleasure to turn the floor over to your host, Dave Borowy, Director of Investor Relations for Mercantile. Sir, the floor is yours.

 Dave Borowy  - Mercantile Bankshares - Dir. IR

Good morning, everyone, and thank you for joining us today. I would like to inform you that this call is being recorded and will be available for replay along with our earnings release at our Company’s Investor Relations website, www.Mercantile.com. With me on the call this morning are Mr. Ned Kelly, Chairman, President and CEO of Mercantile Bankshares Corp.; Terry Troupe, Executive Vice President and CFO; Kaye Simmons, Senior Vice President and Treasurer; and also Ellen Harvey, Senior Vice President and Portfolio Manager.

Before I turn the call over to Mr. Kelly I’d like to address some housekeeping matters. The press release announcing our earnings was distributed via PR Newswire at 7 AM Eastern Time. I’d like to remind you that during the course of this conference call we may make forward-looking statements within the meaning of and pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief and the underlying management assumptions.

Forward-looking statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates and other economic conditions and results may ultimately vary from the statements made during the call. In this call we will discuss some non-GAAP measures in talking about our Company’s performance and you can find the reconciliation of those measures to GAAP measures within our news release which is posted in the Investor Relations section of our website. I now present to you Mr. Ned Kelly.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Thank you, David, and good morning. I’m pleased to report first-quarter 2006 earnings. I think as many of you know, it was a mixed quarter. Year-over-year comparisons were okay. Loans were up 12.9%, the deposits were up 11.4%, net interest income was up 10.6%, non-interest income was up 4.7% and net income overall was up 13%. Our earnings per share were up 9.4% basic and 9.6% diluted to $0.58 and $0.57 respectively from $0.53 and $0.52 respectively last year.

Credit quality also remained very strong; our NPA’s were at 20 basis points versus 30 basis points last year. As you know, that’s flat with last quarter. Our allowance as a percentage of nonperforming loans was at 620 versus 477 last year. There is a decline in the allowance, which I’m sure you’ve noticed, which is due to an accounting change. That change was in connection with creating a separate other liability for unfunded commitments. We reclassified $14 million of the allowance at 12/31/05 and provided for an increase in unfunded commitments during the first quarter. That brought the allowance down to 121 from 143 last year.

There was no net provision this quarter. The margin compressed year-over-year in linked quarter. There’s some noise and that we’ll discuss in a minute. The linked quarter comparisons are not as good. Diluted earnings per share were down $0.03; that was due largely to a shorter quarter, a significant decline in mortgage banking income, an increase in severance charges and slightly higher tax rate. Lower net interest income is basically consistent with our history; it was aggravated somewhat this quarter by the adjustment to the mortgage portfolio in the fourth quarter which I’ll get to in a second.

The environment is difficult. I mentioned that at the fourth-quarter call. It’s difficult both in terms of competition with respect to assets and liabilities and the rate environment with the flatness of the curve — again, that’s something I highlighted last quarter, it’s continued to persist through the first quarter.

Turning to net interest income, we’re up 10.6% from last year, it’s down 2.5% from the fourth quarter. As I mentioned, that decline is due largely to the shorter quarter, two days cost us about $3.7 million in net interest income. We also had a $1.7 million delta-linked quarter related to adjustments in the mortgage portfolio which we made in the fourth quarter.

The margin is at 436, that’s down from 444 last year and 443 last quarter. Two basis points of the 8 basis point year-over-year decline are attributable to the implementation of the full implementation of FAS 91 and the amortization and deferral of loan origination costs. One basis point of the linked quarter decline is attributable to those FAS 91 effects.

With respect to the linked quarter, it was also affected by the adjustments to the mortgage-backed portfolio that I mentioned. We had a 4 basis point benefit in the fourth quarter and a 1 basis point detriment in the first quarter. The total impact of FAS 91 in the mortgage portfolio was roughly 6 basis points linked quarter.

As noted on last quarter’s call and as we mentioned in the press release, we project FAS 91 will continue to add 1 to 2 basis points of adverse impact on the margin each quarter with an aggregate impact of roughly 12 basis points through 2008 when the effect is fully filled in over the average life of the originated loans.

Linked quarter yield on loans was up 18 basis points. The yield on the securities was down 3 basis points and the yield on total interest-earning assets was up 13 basis points. The yields are obviously affected by FAS 91 and the mortgage adjustment and, as I’ve mentioned, that amounts to 6 basis points negative linked quarter. Cost of interest-bearing deposits was up 24 basis points and the cost of interest-bearing liabilities was up 27 basis points. Accordingly the spread was down 14 basis points and that was partially offset by a 7 basis point increase in the effect of non-interest-bearing funds.

Competitive pressure is real. As I mentioned, there’s intense competition for both assets and liabilities. We are doing our best to be disciplined. The yield curve is still flat, as everyone knows, although there are some signs it’s steepening. It’s a difficult environment. We will continue to try to compete prudently. The Fed seems to be close to finished. There’s some disagreement about that; looks like there may be one more increase, the market’s betting, no more. That may help on the liability pricing and the curve may steepen which would also help. But I think it’s fair to say that developments are still uncertain on that front.

If you look back over it, given the lag in liability pricing, there has been some pressure on the margin over the past few quarters. If conditions persist as they are, my suspicion is that the margin will continue to be under pressure. But as I mentioned last quarter, I’m loath to predict given the uncertainty of the environment.

On the loan front, average balances were up 12.9% year-over-year and 1.3% linked quarter. All categories were up year-over-year and all except home equity and consumer were up linked quarter. C&I continues to be weak or weaker than I’d like to see it, construction is strong, commercial real estate was strong year-over-year; it’s weaker on a linked quarter basis, and consumer and home equity, as I mentioned, are down linked quarter. On an end of period basis the loans were up 12.3% year-over-year and 8/10 of 1% linked quarter. C&I in fact was down on an end of period basis by 2% linked quarter. Commercial real estate was down 70 basis points linked quarter. Home equity was down 3.5% linked quarter. Construction was actually up 8.3% and residential real estate was up 3% linked quarter.

Paydowns, particularly in commercial real estate, are a factor that affects growth, especially at the lead bank in Baltimore. On the deposit front average balances were up 11.4% year-over-year and 40 basis points linked quarter. Savings and checking plus interest were both down year-over-year and linked quarter. All their categories were up with time deposits greater than $100,000 up most with strong growth as well in money market and other time deposits.

Non interest-bearing deposits were up 6% year-over-year; they were down 1.5% linked quarter. Some seasonality, non-interest-bearing deposits on an average basis are down to 26.8% of total deposits from 27.4% last quarter and 28.2% last year. End of period deposits are a somewhat better picture; they were up 14.6% year-over-year and 1.6% linked quarter. All categories were up except savings and checking plus interest year-over-year and other time on a linked quarter basis. Non interest-bearing were up 9.3% year-over-year and 1.6% linked quarter. As you can see, there was some rebound in those numbers from the averages. We’ll certainly work to sustain and nourish that.

In the securities portfolio, frankly not much changed with an exception I’ll get to. The average balance was up 1.7% linked quarter and 10.5% year-over-year. At 21.3% of average earning assets it was flat with last quarter and actually down slightly from 21.7% last year. Composition is basically unchanged, agencies are up from 31% to 32% of the portfolio and munis are down to 2% from 3%. The yield in the portfolio was down to 405 from 408 last quarter, but up from 379 last year. The mortgage portfolio adjustment in the fourth quarter had an effect; the mortgage yield is down 26 basis points to 430 from 456.

Portfolio is still short; the average life and the duration are unchanged from last quarter at 2.3 and 2.1 years respectively. It’s actually down slightly from 2.4 and 2.2 last year. Rates that go up 100, duration goes to 2.4 years and the average life to 2.6. That’s actually about flat with last quarter in terms of that sensitivity. We have a loss in the portfolio of $67.8 million at March 31st versus $52.9 million last quarter and $36.9 million last year.

On the interest sensitivity front we are still asset sensitive. If rates move up gradually over the next six months by 100 basis points our net interest income is up $8.7 million or 1.29% over the next 12 months. That’s versus $8.2 million or 1.25% last quarter. If rates go up 50bps the net interest income is up $5.8 million or 87 basis points versus 5.6 million or 85 basis points last quarter. If rates go down 50 basis points the net interest income would be down $6.2 million or 93 basis points, that’s versus $6.8 million or 104 basis points last quarter.

Credit quality, as I mentioned, is still quite strong. Our NPA’s were at $23.6 million this quarter versus $23.2 million last and $31.4 million last year. As a percentage of loans and OREO, they were at 20 basis points, that’s unchanged from last quarter and down from 30 basis points last year. We actually had a net recovery this quarter of $159,000 versus a net charge-off of $503,000 last quarter and $741,000 last year. No provision — that’s the same as last quarter; it’s actually down from a provision of $756,000 last year.

As I mentioned, the allowance is down to 121 from 135 last quarter and 143 last year. As I also mentioned, that decline is attributable to the reclassification in connection with the creation of an other liability account to cover unfunded commitments. The unfunded commitments were previously covered by the overall allowances and as an analytical matter we have now refined the methodology and have the capacity to establish an other liability for unfunded commitments which we have done which, as I’m sure most of you know, is fully consistent with GAAP.

Notwithstanding that reclassification, the coverage of nonperformers is still at 6.2 times which is a very strong level; that’s down from 6.94 times last quarter but it’s also up from 4.77 times last year. We did move $11.7 million associated with one relationship to the monitored category; we’re actually confident about collectibility. We believe there are some near-term issues that may move to nonperforming which is why we put it in monitored. The total in monitored at this stage is — at March 31st was about $13.9 million which is essentially up from $2.2 million which has been more or less flat over the past couple of quarters.

On the noninterest income front we were up 4.7% from last year. We were down 2.4% linked quarter. Mortgage banking fees were down 3.2% from last year, they were down nearly 53% on a linked quarter basis. That’s in part attributable to a very strong fourth quarter. There was a $2.5 million decline from the fourth quarter; that more than explains the overall $1.5 million linked quarter decline in noninterest income. IWM revenues were up 8.6% year-over-year and 7.7% linked quarter. Not a bad quarter. Still working to get things right. Assets under management were at $20.8 billion this quarter versus $20.6 last quarter and $20.8 billion last year. That increase was driven by a $200 million increase in personal, institutional was flat.

Assets under administration were $47.9 billion versus $46.5 billion last quarter and $48 billion last year. Net new sales were stronger in personal this quarter and weaker in institutional. Net annualized revenues were a positive $70,000 versus $139,000 loss last quarter. Sales were up and terminations were down. In institutional the net annualized revenues were $91,000 loss versus a $46,000 loss last quarter; terminations were down but so were sales. The overall net annualized revenues of a $21,000 loss compared to $185,000 loss during the fourth-quarter so there was some improvement. Net assets under management were actually lower at $14.3 million versus $35.7 million last quarter and that’s due to the slower sales in institutional.

Pretax income in the first quarter including roughly $1.8 million in charges related to a former employee was $4.9 million versus $5.3 million last quarter and $7.7 million last year. Those severance charges obviously drove the margin down to 19% versus 22% last quarter and 32% last year. Cash margin was at 22% versus 25% last quarter and 34% last year. The margins, as I mentioned, are obviously affected by the severance and related charges. Ex those charges, as I said at the outset, not a bad quarter.

One thing that I should mention which will show up later, consistent with something that I mentioned last year, we have lost another large institutional custody account. That custody account involves about $6 billion in assets. As you will see, the margins in that business are thin. It encompasses only about $600,000 in revenues. The large institutional custody business, as you know, has become increasingly competitive. The loss of that business will not show up until the third quarter in terms of the numbers related to assets under administration and the revenues in fact will not show up until the fourth quarter.

We don’t have many large institutional custody accounts left, so our vulnerability on that front is limited. The business tends to be pretty granular, but the fact is the institutional custody business in particular has become very competitive and very thinly priced.

One thing that I’d like to mention is we now include in our internal and in our segment reporting, which you saw in connection with the 10-K, private banking is part of IWM. We’re going to continue to do that, you’ll see it in the first-quarter Q as well. Private banking is an important new initiative for us in terms of taking what it is we’ve had, trying to add to it and making it an integral part of our IWM offering. That does create certain comparability issues with respect to information I provided in previous quarters. Private banking adds revenues and expenses and it clearly adds to profitability.

The numbers that I give you in the future will include private banking for that quarter and prior comparable quarters, but this quarter I’ve gone back to give you core IWM numbers and to give you some notice that in fact going forward we will include private banking.

In other noninterest income, service charges were down 5.5% linked quarter and 1.3% year-over-year. Non marketable investments were actually up 1.1% linked quarter and 18.9% year-over-year with a strong hedge fund performance offsetting the significant decline in private equity and a smaller decline in BOLI linked quarter.

Other income was down 2.5% linked quarter and up 2% year-over-year. There were linked quarter declines in electronic banking fees, charges and fees on loans and all other income were partially offset by a strong increase in insurance — that was up 12.4% year-over-year and 48.3% linked quarter, a large part of which is attributable to seasonality. The first quarter tends to be a big quarter for the insurance business.

The other thing that I might mention is we had lower revenues from our capital markets business which, as you know, is involved in hedging activities on a more or less risk-less basis. We lay off the risk but those revenues in the first quarter were considerably lower than they were in the fourth and they are in fact included in all other income.

On the noninterest expense front, we were down 1.5% from the last quarter and up 6.6% from last year. Salaries were down linked quarter even with the $1.6 million in additional severance expenses. Those additional severance expenses were offset by a $2 million linked quarter benefit from FAS 91 and the deferred loan origination expenses. Other expenses were down as well linked quarter.

The only items up linked quarter were employee benefits and they were up substantially due to payroll taxes and pension and 401(k) contributions driven by larger incentive payments in the first quarter related to 2005 performance. It tended to accelerate some of the matching. Moreover as you know, as a seasonal matter employee benefits are up in the first quarter because of payroll taxes. Our net occupancy of bank premises was up marginally.

A pretty good story on expense control even considering the benefit of FAS 91. We’re going to continue to focus on that especially in a tough environment. Our operating metrics — I think you have most of those. By and large there was on some of them some marginal slippage from the fourth quarter, generally improvements from last year. Our average tangible equity to average tangible assets is actually — it’s 981 versus 961 last quarter and 10% last year. ROA is down 8 basis points from last quarter but it’s flat with last year.

In summary, I think we had an okay quarter; the linked quarter comparisons are tough. Principal growth in this environment is difficult to achieve in my view. As I said, we’ll try to compete effectively, but we’re not going to compromise credit standards or chase growth. In my view we can afford slow periods, we can’t afford stupid mistakes.

Looking forward we announced James Monroe — the acquisition of James Monroe, as you know, during the first quarter. We’re excited about that. It adds roughly $545 million of assets at 3/31, about $400 million in loans and about $453 million in deposits. Most importantly it adds some very good people and customers. We’ve entered into agreements with the key people. The acquisition will allow us to leverage the existing platform we have in Northern Virginia with a bank that does business very much like us. It’s a very high-quality franchise, excellent credit quality and they’ve exhibited strong growth. We expect that deal or hope that that deal will close in the third quarter.

That transaction fits the announced criteria with respect to our view of acquisitions. It’s accretive in the first full year based on the reasonable cost save assumptions. It adds to our growth profile and enhances our presence in a key market and gives us great people. We will work hard to get it right. As I’m sure all of you are aware, the acquisition itself is subject to regulatory approval which we don’t want to prejudge. Having said that, we are, as always, optimistic about our ability to secure those approvals. With that, I’d be happy to answer any questions.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Steven Alexopolous.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Good morning. Ned, Can you walk through what’s driving the 6 basis point compression in the margin related to FAS 91?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

If you look at it — part of the problem is there’s two basis points, as you know, year-over-year because obviously we introduced the FAS 91 refinement in the fourth quarter. So if you look at the first quarter, versus last year there was none, at least on that basis, so that’s 2 basis points. On the 6 basis points compression related to the linked quarter analysis, 1 basis point of that is incremental amortization associated with the increase in deferred loan origination costs. In other words, we only partially did that in the fourth quarter. We did it for a full quarter in the first quarter and there’s the addition of a basis point. Moreover, as I said, as that builds over the next two to three years you’ll see a 1 to 2 basis point impact of that increased amortization with respect to the deferral, culminating ultimately as we project and those projections are worth what they are as projections, about a 12 basis point aggregate decline over the next couple of years.

The 5 basis points relates to the 4 basis point benefit we got from the adjustment to the mortgage portfolio in the fourth quarter. And as you can see, the yields on that portfolio have gone down on a linked quarter basis which reflect that. The fact is as we went through the same adjustment in the first quarter there was 1 basis point detriment, so there was a net swing of 5 basis points which added to the 1 basis point incremental impact of FAS 91;  yields the 6 basis points.

 Steven Alexopolous  - Sandler O’Neill - Analyst

So the 4 basis points last quarter, that was a one quarter event?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Precisely. And as I think I described it last quarter, Steve, we said essentially we had gotten a net 1 basis point benefit. Because in terms of trying to think about it comparably and said we had a 4 basis point benefit from a mortgage adjustment, 3 basis point detriment from FAS 91, that gave us 1 basis point. I guess the way I’d think about this — in other words, normalizing it for FAS 91 — and this may or may not be fair and I’m sorry it’s complicated.

Fortunately linked quarter will begin to become more comparable. Year-over-year will still be a problem for a while. If you back out the 4 basis points from the fourth quarter you get to 439. Basically if you add the 1 basis point detriment in the first quarter you get to 437 and if you combine that with the one basis point detriment from the mortgage adjustment you’d get to 438 for a net difference of a basis point.

But one thing I don’t want to minimize is the fact that if you look at it over the last two to three quarters, I think the margin peaked at the second quarter of last year. Since then there’s been some pressure, and pressure may be an overstatement. There has been pressure to the downside in terms of constraining upside growth and my suspicion is that that’s likely to continue. It’s not that I want to suggest the pressure is going to be so substantial to drive significant reductions; it’s simply that we may not, because of the shape of the yield curve in part, in part because of the lag in liability pricing, and in part because of the competition around spreads with respect to assets that we get the improvement that we would like to see.

 Steven Alexopolous  - Sandler O’Neill - Analyst

That’s helpful. Ned, the $11.7 million loan that you moved to monitored, what type of loan is that?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

It’s construction.

 Steven Alexopolous  - Sandler O’Neill - Analyst

That’s a construction?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

We’re well secured, Steve, I mean that’s what I’m told and based on history I’m inclined to believe that. But there are some near-term issues that caused us to put it into monitored and obviously having put it in monitored there is some risk that it may become nonperforming.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Do you have a loan to value on that one?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Not at my fingertips. But as I said, we have underwritten that loan, as we normally do.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Ned, the $2 million reduction in salaries this quarter related to also FAS 91, are you implying that that’s a one quarter event or are we at a lower run rate here?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

We’re at a lower run rate, Steve, so that that $2 million is incremental actually. In other words, that $2 million is incremental on a linked quarter basis, if you see what I’m saying. But that we will be at a lower run rate in view of that salary deferral.

 Steven Alexopolous  - Sandler O’Neill - Analyst

And you’ll have the benefit next quarter from the severance cost going away? The $1.6 million?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Precisely. And again, that $1.6 million, you know, is a delta. In other words, that’s not the absolute number, that’s the difference on a linked quarter basis.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Do you have that absolute number?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

1.8.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Just a final question, Ned. On the fourth-quarter call I thought you said the commercial pipeline looked pretty strong for C&I and we looked at the quarter’s growth and it was okay if you look at the average, and then the period end was down. Did we see demand fall off as the quarter progressed in the C&I?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

No, I think anecdotally I’m told by and large that it’s strengthening. Having said that, as you might imagine, I’m more suspicious of these anecdotes than I once was. So I’m not inclined to predict. The fact is C&I, as you know, for some time has been a little disappointing. And part of that is competition. The fact is that we see deals that come and I think the competition assumes two forms. One is a relaxation of standards, the second is more aggressive pricing which tends to compress our spreads a little bit and sometimes we decide to walk away from it because it doesn’t make any sense.

What’s interesting about the pricing is that we find that people are willing to take more aggressive use of risk with respect to that price so that they are pricing things that clearly do have some risk. And I don’t want to overstate this too much — is that they were virtually risk-free. So in order to avoid the pitfalls of relaxing standards, people are getting more aggressive on price in order to sustain growth.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Ned, in the past you’ve talked about improving the risk-based pricing as you look at lower quality loans and price accordingly, maybe pick up loan volumes. Where are we on that front?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I think part of that — we’re still working on it. I think part of that has been impeded by the fact that the market, if you will, as it’s gotten more aggressive it’s made that more difficult. So if my baseline reserve on the 10 yard line originally; the fact is I’ve been pushed back to the five just by virtue of how aggressive people are being.

 Steven Alexopolous  - Sandler O’Neill - Analyst

Okay, thanks a lot.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Sure.

Operator

Christopher Marinac.

 Christopher Marinac  - FIG Partners - Analyst

I wanted to ask about core deposit growth and I was just curious on various incentives or plans you have to help to spur those along faster growth in the future.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

We are working on that as a systematic basis, Chris. I can tell you across the top of the house deposit growth is a very important part of everybody’s incentive compensation — not at the very top, but if you go down to the lines, in other words another level down, we have that as a component of peoples’ incentive comp. We also have recently taken steps to ensure that at the holding company level we have somebody fully overseeing what’s going on. On the retail front across in addition to Peter Floeckher who runs the affiliates. So we are very much focused on that. And we tried to install incentives and obviously we have made it clear to our affiliate CEOs that that is an important feature. I think they’re very sensitive to it, they have not had to hear about that from us. So we’re doing what we can on that front.

 Christopher Marinac  - FIG Partners - Analyst

Great. And then I guess a separate question is on reserves. Going forward should we just expect reserves to kind of match charge-offs and then add growth as portfolio grows, or what would your advice be here?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I wish I could predict. The fact is, as you know, we have been going through for some time now a bottoms-up analysis each quarter, and frankly the numbers fall out where they do. Given the fact that I don’t have a crystal ball with respect to trends, it is hard for me to say. As you know as an industry matter, reserve levels have been under pressure as credit quality has been so strong, and you’ve seen that obviously with us. I’m sure you’ve seen it with others.

But given the fact that it is a bottoms-up analysis and it is very factor dependent each quarter, I think it would be irresponsible of me to predict where it might go. As you’ve heard me say before, credit quality is extraordinary. It is the best it’s been here and as far back as we can go. At some point, that will turn.

 Christopher Marinac  - FIG Partners - Analyst

Great, Ned, thanks very much.

Operator

Gerard Cassidy.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Can you give us some color on the deposit environment? In view of the fact that nominal rates now are approaching 5% on the Fed funds rate, it appears that consumers are not as lazy as they used to be in keeping that extra money in checking accounts. Are your guys seeing the consumers are being more active, or even businesses, in moving money out of non-interest-bearing or low-interest-bearing into higher rate areas because of the nominal rates being where they are?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Sure, sure, no question about it. There have been considerable discussion about this, but as you know, you benefit from inertia when rates are very low. As rates begin to rise, obviously, you do your level best to try to lag the market in terms of those rate increases with respect to your deposit pricing. After a certain point, it reaches if you will critical mass in terms of the momentum and people do begin to move. You see that obviously in the shift in mix from checking plus interest in savings into money market and CDs. Clearly, people are now focused on trying to generate incremental yield or return on that liquidity. So you’re absolutely right.

One thing that I did mention at the outset and I think you put your finger on it is to the extent that the Fed does stop — in other words, if they do get to 5% which the market seems to expect — at some point you would expect that that would relieve pressure on the short end and that that momentum in terms of repricing deposits would subside. But that is just my intuition.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Have your guys on the front lines been able to determine whether the two new entrants into your market, PNC with the acquisition of Riggs and Commerce’s de novo expansion, have they had much of an impact competitively either from a loan side or a deposit side?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Not that I am hearing.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Okay. Circling back to the monitored loan that you identified as the construction loan, what type of profit or project is it tied to?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Real estate.

 Gerard Cassidy  - RBC Capital Markets - Analyst

And type of real estate, is it office or strip mall or housing?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

It is residential.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Okay. You mentioned I think on your prepared comments that yield in the mortgage portfolio — in the investment portfolio, mortgage-backed securities I guess, declined slightly. Any particular reason or what caused the decline in view of the fact that rates have been going up?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

It’s a function of the adjustment that we made in the fourth quarter. In other words, you could argue that the rate in some respects is artificially high in the fourth given that adjustment. So essentially it’s reset, if you will, in the first quarter. I think it’s down 26 basis points in a linked quarter basis. My suspicion — and Kaye will correct me quickly if I’m wrong — that that should at this stage begin to normalize and, as you point out, should increase obviously given the rate environment.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Okay. And then one last question. I just wanted to make sure I understood you correctly. On the margin going forward with the deferred loan origination costs; you pointed out that it’s 1 to 2 basis points per quarter for an estimated total of about 12 basis points over the next two years or so. Did I hear you correctly on that?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Three years, Gerard. The end of 2008. In other words, the way it works essentially is you take those costs and defer them and in turn amortize them over the life of the originated loans, that’s roughly three years. So in theory there would be a three-year build; at the end of that three-year period you’d have an impact of roughly 12 basis points in the aggregate. So in my own simpleminded way, the way I think about that is your margin would have otherwise been 440, at the end of that three-year period it’s going to be 428.

 Gerard Cassidy  - RBC Capital Markets - Analyst

Great. Thank you.

Operator

Gary Townsend.

 Gary Townsend  - FBR - Analyst

Good morning, Ned. Was any of the sequential weakness in average DDA balances related to title and escrow balances?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Yes, that’s a (multiple speakers)

 Gary Townsend  - FBR - Analyst

Could you quantify that for us too, please?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I can’t, Gary, but I can tell you that at least I know from conversations I’ve had with some of our affiliate CEOs, particularly in the Washington area, that has an impact.

 Gary Townsend  - FBR - Analyst

Okay.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

And as you may have seen as I’m sure you have, there have been other banks who have reported similar weakness and a similar impact on the DDA.

 Gary Townsend  - FBR - Analyst

Okay. And just following up on the C&I pipeline, do you see any changes in line utilization rates?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

No. And again, that hasn’t necessarily been a leading indicator for us for reasons that aren’t frankly entirely clear to me but it hasn’t. But no, we don’t, not that I’m aware of. Although as I mentioned, again anecdotally and again being skeptical of that as you should be, the latter part of the quarter felt better.

 Gary Townsend  - FBR - Analyst

Okay, thank you.

Operator

Andrea Jao.

 Andrea Jao  - Lehman Brothers - Analyst

Good morning. My question is on the net interest margin. If I simply look at the change in yield and earning assets, that would be up 13 bips and the cost of funds up 27 bips or kind of a squeeze of 14 bips. Now if the items you mentioned earlier kind of add up to 5 bips, is compression of 7 bips or 5 bips kind of from the core balance sheet?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Yes.

 Andrea Jao  - Lehman Brothers - Analyst

And is this something we can expect in the second quarter?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I don’t know. But having said that, the other thing that we’ve noticed, and Terry and Kaye have been kind enough to go through the analysis, is that part of what drives the decline in the spread, if you will, ex the noise, is obviously a compression in spreads with respect to the loans that we are making. That’s a function of competition. The other piece of it that you should be aware of is that while there has not been a dramatic shift there has been some shift from prime-based to LIBOR-based loans which in general have lower spreads associated with them. And as a result that contributes to the compression.

Now the other problem, as you know, is that the consumer portfolio basically — it’s simply by and large not moving and that’s a function of how flat the curve is especially in the intermediate space. To the extent the curve steepens that should help us on that front and we would obviously get help from the curve steepening given how short the securities portfolio is to the extent that we’d see yields rise there which is the reason that I am loath to predict as to whether that’s going to persist or not.

 Andrea Jao  - Lehman Brothers - Analyst

Okay, that’s actually helpful. And then if you could share with us more detail in terms of your outlook for growth in both C&I and CRE in the second quarter?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

We’re going to do our level best.

 Andrea Jao  - Lehman Brothers - Analyst

Okay.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I’ve been around too long to be wrong all the time.

 Andrea Jao  - Lehman Brothers - Analyst

Okay, thank you.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Sure.

Operator

Todd Hagerman.

 Todd Hagerman  - Fox-Pitt Kelton - Analyst

A couple questions for you, Ned, on the Northern Virginia franchise. I was wondering if you could just expand a little bit in terms of putting together, if I think about it, in terms of Community Bank in Northern Virginia with James Monroe kind of melding a retail platform with the commercial platform. And specifically, should I think in terms — or how should I think in terms of like any incremental investment required there or in terms of what you guys have to do to make that certainly work per se? And then how does this affect your plans in terms of some of the de novo officers that you talked about in that market? I think you had mentioned maybe three to four. Does James Monroe change that dynamic at all?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Todd, those are interesting questions and if I missed anything you’ll let me know. But one of the reasons that Monroe was so attractive to us is because it was, as you know, right in the heart of the platform that we had acquired when we did the Community Bank in Northern Virginia. The other — and obviously it allows us to leverage that Community Bank in Northern Virginia platform given the fact that we’re adding assets and deposits and offices, as you know, that are in close proximity.

The truth is that Monroe had better offices than we did. And when it comes to closures essentially that will be at our expense rather than Monroe’s expense in terms of which offices survived. They tended to have very good branches. The second piece of it is that they tended to do business much more like us than Community Bank. I think you put your finger on it in the sense that Community Bank was a good bank, but not a bank so much like us as Monroe is.

And to the extent it brings us very highly qualified, very experienced commercial lenders who have shown an ability to grow that franchise over the years, that should allow us to leverage the Community Bank franchise not only from an efficiency standpoint, but also from a revenue standpoint in terms of getting people at the opportunity that we see in Northern Virginia.

I think so far based on the interactions, my suspicion is that it will go well. The CEO at Monroe is a young, aggressive very able guy whom we are delighted to have and, as I mentioned earlier, we have entered into agreements with three of his most senior people and have high hopes of maintaining a number of other lenders that should be helpful to us.

With respect to the de novo activity, I’m not sure it has any impact at all. As you know, this was not ultimately all that additive on the branch front. It was an upgrade, but it was not necessarily an increase in scope. We will look going forward to try to increase our scope in that market, although it’s not necessarily in that market. As you know, it’s farther out as we begin to think about opportunities outside of what I’ve described as the inner ring in Washington. I hope that touched on everything.

 Todd Hagerman  - Fox-Pitt Kelton - Analyst

That’s great, it’s very helpful. Then if I could just ask an unrelated question, just a follow up in terms of the change in the reserve methodology this quarter. How did that affect your unallocated balances that you guys report at the end of the quarter. How did you reallocate that, if you will?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

It helped, right? And as you know, that has been a focus of lots of people in terms of the level of the unallocated. You have obviously intuited part of the virtue of it just from a sheer analytical perspective because it allows us essentially to think about things and the components that we should for purposes of that analysis. And it reduces the unallocated. Analytically we had been thinking about that unfunded commitment as being covered by the allowance. We have now broken those out to the extent that you now have an allowance which deals only with actual loans. Given the fact that we are putting that same pool of loans against a smaller allowance given the reclassification not surprisingly it has an impact on the unallocated.

 Todd Hagerman  - Fox-Pitt Kelton - Analyst

Right. So at the end of the quarter with the change, is the unallocated in the general reserve, is that near zero now?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

No, it’s lower than it was. No, but it’s lower than it was.

 Todd Hagerman  - Fox-Pitt Kelton - Analyst

Okay. I’m just trying to get a gauge of — with the new methodology and the refinement, if you will, how much flexibility per se — as you mentioned before with your bottoms up approach, just kind of on a go forward basis is there are really much wiggle room there going forward in terms of as you think in the context of provisions on a —?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

As you might imagine, if you were to ask me strictly as the risk averse prudent person I tend to be, I would sincerely hope that there is no additional pressure. Having said that I think I have to go back to what I said before which is this is heavily dependent on this bottoms up. Obviously what will drive that bottoms up is patterns in our own portfolio combined with general trends in the industry. And to some extent, if I’m right, at some point and trends in the industry begin to change and migration patterns in our portfolio change, the pressure that you’ve seen should subside with respect to further reducing the allowance.

If current conditions persist, as you know, there are banks out there that are now less than 1%. And going back to my very early days in this business as a lawyer 20 or 25 years ago, the notion of being below 1% is pretty extreme. But it’s happened and I think that’s in part because of the new methodologies people are employing and because the accountants and securities... in the SEC in particular are very focused on an analytical bottoms up basis for the reserve as opposed to 20 to 25 years ago when people used to think about risk in a more global way.

 Todd Hagerman  - Fox-Pitt Kelton - Analyst

Okay, appreciate it. Thanks.

Operator

Robert Rutschow.

 Robert Rutschow  - Prudential - Analyst

Any change in thoughts towards the sale of the custody business given the tougher pricing there?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Yes, we’ve looked at that. And I looked at it frankly when I first got here five years ago as having surprisingly come from a firm which had a very large custody business and it concluded it should get out. As we look at it the fact is we can do it pretty efficiently. The fact is that we’ve got the capacity to do it and we have additional capacity. The issue for us revolves around obviously larger accounts where there is intense competition from all the suspects that you and I could name pretty easily.

Having said that, that’s not really the nature of our business. Our business tends to be considerably more granular than that, niche oriented either in terms of personal customers or endowments, foundations, schools, things like that so it tends to be smaller. To the extent that it’s got large accounts in it, just to be blunt about it, my suspicion is that people suspect that they might very well be able to compete with us on an account-by-account basis so why pay us anything for the business. And once you eliminate those accounts and you look at the rest of it, I’m not sure how much value it has to an acquirer especially given the pain associated with buying them.

So our conclusion has been that it makes an awful lot of sense to keep it. We do pretty well at it. I think our customers like it and I think we can continue to grow it on the niche basis that’s served us well historically.

 Robert Rutschow  - Prudential - Analyst

Okay. In terms of the commercial banking fees, Ned, typically first quarter is weaker. Should we expect the ramp that we’ve seen in the last few years? And I guess you touched on your expectations; maybe you can give us a little bit more color.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Terry, I might defer to you in terms of the ramp. Again, it’s something that I’m very hesitant to make any predictions about. It is what it is. My recollection is it was down both year-over-year and linked quarter. Obviously people have seen that generally.

 Terry Troupe  - Mercantile Bankshares - EVP and CFO

And last year was an extraordinary year, very strong performance from that group and a difficult challenge for them to repeat.

 Robert Rutschow  - Prudential - Analyst

Okay. And on your VC and hedge fund investment, I think that was a little above what the run rate you’ve indicated in the past. I’m just wondering if you might be able to give us what a good run rate would be and what your returns on investment have been.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I can’t give you a good run rate because — for the same reasons you asked for it I can’t give it to you in the sense that it is what it is historically. It’s actually done pretty well. And even though there’s no analytical basis for it they’ve tended to hedge each other out, if you will, with weak performance offsetting strong performance and vice versa.

The hedge fund number, I think we got down basically to $62 million in terms of the principal, that’s in fact gone back up. Given investment gains I think it’s currently at about 65. I haven’t actually looked at the numbers, Rob, but my sense is that returns that we’ve had there have been in excess of double-digits. As you know, it’s had some down periods, but in general has performed pretty well.

And on the VC portfolio, as you know, that tends to be event driven and lumpy. We’ve had the benefit of it from time to time in the past. Given the fact that we still have, if you will, some chips in the game, we hope that there will be some payoffs going forward, but the timing of those payoffs is enormously difficult to predict.

 Robert Rutschow  - Prudential - Analyst

Okay, fair enough. And lastly, should we expect a tick up in professional expenses related to the James Monroe deal and when would that happen?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I think we would expect obviously in connection with the close, which we anticipate or hope will be in the third quarter subject to the approvals that I’ve mentioned — so it would be towards the latter part of the year. I think our projection — and Kaye will correct me quickly if I’m wrong — is that the charges associated with that deal we expect to be roughly $1.6 million after-tax, $2.5 million gross and that will be spread between the third and fourth quarters.

 Robert Rutschow  - Prudential - Analyst

Okay, thanks a lot.

Operator

Heather Wolf.

 Heather Wolf  - Merrill Lynch - Analyst

Just one point of clarification. The $11.7 million loan that you were talking about, did that show up on your watch list or did that show up in the loans past due 30 to 89 days?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

It’s been in the loans past due 30 to 89 days for a while frankly, and that’s only part of the relationship. I think the relationship in the aggregate with its borrower is roughly $20 million. So there is one loan, if you will, in part of that relationship that’s moved to monitored that has been in the 30 to 89 day category.

 Heather Wolf  - Merrill Lynch - Analyst

Okay. So can you give us a little bit more color then on what’s happening in the commercial real estate 30 to 89 day? I think you were up from about $5 million up to about a little over $13 million. That’s not the rest of the credit, there’s something else going on there?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

There is, I don’t know that we see anything that troubles us as a trend matter. As you know, it’s actually down $5 million on a linked quarter basis. It’s up from 47, as I recall, first quarter of last year to 60 here.

 Heather Wolf  - Merrill Lynch - Analyst

Oh, I’m just looking at the commercial real estate line.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I understand, but (multiple speakers) our people are pretty careful about telling me if there is any trend or frankly any significant event that I should be concerned about which is why we picked out, if you will, that $11.7 million loan. But I am aware of nothing by way of development in that line that gives us any pause other than my general pause about when it is that credit conditions are going to get tougher.

 Heather Wolf  - Merrill Lynch - Analyst

Okay, that makes sense. And then just a question on the deposit pricing competition. How long do you think the lag is? In other words, how long do you think you’ll see the competition once the Fed is done?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I would hope that it subsides pretty quickly. The fact is people were pretty good and I think based on some analysis I’ve seen we were among the better ones in terms of keeping the brakes on. And as you know, we made a conscious decision to do that in the fourth quarter in particular - given the assets that we had available to deploy those liabilities again. I think once the Fed stops I think frankly my own instinct — again, and it’s just that — is that it should subside reasonably quickly which is why I mentioned at the outset the fact that the Fed might stop — may be helpful just in terms of that pressure on liability costs.

 Heather Wolf  - Merrill Lynch - Analyst

Okay, that’s helpful. Thanks so much.

Operator

Jennifer Demba.

 Jennifer Demba  - SunTrust - Analyst

I’m sorry, I missed the first couple of minutes of the call. Ned, could you just comment on what you’re seeing in the housing market in your markets right now?

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

I think in general what we’re seeing — and again, anecdotally and based on feedback I’m getting from our people — I think in general we’re seeing increases in inventory, obviously slower velocity on sales. But we are generally not yet seeing cracks in price. Whether that increase in inventory and slower velocity is a prelude to that, I don’t know. One might reasonably expect that it is, but there is clearly some of that, there’s no question.

 Jennifer Demba  - SunTrust - Analyst

Okay. Thank you.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Sure.

Operator

Thank you. We have no further questions at this time.

 Ned Kelly  - Mercantile Bankshares - Chairman, President, CEO

Thank you so much, appreciate your time.

Operator

Thank you. This does conclude today’s Mercantile Bankshares’ conference call. You may now disconnect and have a wonderful day.